September 26, 2012

Via EDGAR and By Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Stephen Krikorian, Melissa Walsh, Matthew Crispino, and Barbara C. Jacobs

Re:	MoneyGram International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 001-31950

Dear Mr. Krikorian:

Enclosed please find the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated August 28, 2012 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Restructuring and Reorganization Expenses, page F-17

1.	Comment. You indicate in your response to prior 2 that the reorganization is not subject to the guidance in ASC 420-10. The guidance in this Topic addresses costs associated with restructuring that is defined as a program that is planned and controlled by management and materially changes the manner in which the business is conducted. Refer to ASC 420-10-05-1 and the ASC 420-10-20. Please explain in greater detail why you believe that your global transformation initiative to realign management and operations to develop a more efficient and scalable cost structure does not represent as a restructuring activity within the scope of ASC 420-10.

FOIA Confidential Treatment Requested by MoneyGram International, Inc. Pursuant to 17 CFR 200.83 – Page 1

Mr. Stephen Krikorian, Securities and Exchange Commission

September 26, 2012

Response. ASC 420-10-05-1 states that “an exit activity includes but is not limited to a restructuring”. ASC 420-15-4 further states that an exit activity includes such items “as the sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure and a fundamental reorganization that affects the nature and focus of operations.” ASC 420-10-20 defines restructuring as “a program that is planned and controlled by management and materially changes either the scope of a business undertaken by an entity or the manner in which that business is conducted.” Based on the nature of the actions implement by the Company, our global transformation initiative provides a future benefit to our organization and does not represent an exit activity or a restructuring as defined by the guidance in ASC 420-10.

Our global transformation initiative is designed to improve our operational scalability as the business changes and grows and to reduce future operating costs through investments in infrastructure, technology, automation and standardization of processes. These investments do not materially change the scope or manner in which we conduct our business. Specific examples of activities included in our global transformation initiative include back office enhancements and standardization such as an upgrade to our general ledger system, an expansion of the general ledger system to additional international entities, the implementation of a procurement module and the implementation of an operational reconciliation tool. In addition, we have implemented technology improvements to further enhance and standardize our regulatory and compliance reporting in the locations where we operate currently. We have also implemented changes to standardize the systems and processes used in our already existing agent settlement and commissions processes.

In addition to the activities outlined above, under the global transformation initiative, we have also incurred previously disclosed reorganization expense associated with the realignment of management for severance of $2.9 million, relocation expenses of $1.4 million and have also incurred facilities costs of $2.7 million that though we have concluded are outside of the scope of ASC 420-10, we understand may be interpreted to be restructuring costs. These expenses relate to (1) various individual personnel changes covering multiple locations that were not directly associated with a formal headcount reduction plan; (2) personnel relocation expenses of continuing employees; and (3) facility cease-use costs that resulted from reduced headcount in several domestic locations. The total reorganization expense, its components and where it is recorded in the Consolidated Statements of Income was previously disclosed in our Form 10-K for 2011 on page F-17. The liability associated with these restructuring and reorganization costs at December 31, 2011 was immaterial at approximately $2.4 million. Based upon the nature of the expenses, the immateriality of the amounts and the current disclosures made, management has concluded that the disclosures in the 2011 financial statements are appropriate under the circumstances. To the extent that the Company incurs material restructuring costs, we will continue to consider the disclosure requirements included in ASC 420-10.

In summary, based on the nature of the activities discussed above and our assessment of the nature of the types of costs incurred, we have concluded that significant expenses associated with the activities undertaken in the global transformation initiative do not represent an exit or a restructuring activity as defined by the guidance in ASC 420-10.

FOIA Confidential Treatment Requested by MoneyGram International, Inc. Pursuant to 17 CFR 200.83 – Page 2

Mr. Stephen Krikorian, Securities and Exchange Commission

September 26, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements (Unaudited)

Note 13 – Commitments and Contingencies

Legal Proceedings, page 22

2.	Comment. We note that during the quarter ended June 30, 2012 you accrued $30.0 million in connection with a possible resolution of the Middle District of Pennsylvania U.S. Attorney (“MDPA”) investigation. Describe the nature and timing of events leading up to the possible resolution, including the status of the discussions at the date of filing your Form 10-K for the fiscal year ended December 31, 2011 and your Form 10-Q for the quarterly period ended March 31, 2012. Explain why you were unable to estimate a reasonable range of loss, as noted from your disclosure on page 23 of your Form 10-Q for the quarterly period ended March 31, 2012.

Response. As previously disclosed in the Company’s Exchange Act filings, the Company was served with subpoenas to produce documents and testify before a grand jury in the U.S. District Court for the Middle District of Pennsylvania. The U.S. Department of the Treasury Financial Crimes Enforcement Network, or FinCEN, also requested information. The Company provided information requested pursuant to the subpoenas and continues to provide additional information relating to the investigation. In November 2010, the Company met with representatives from the U.S. Attorney’s Office for the Middle District of Pennsylvania, or the MDPA USAO, and FinCEN to discuss the investigation. In July 2011, the Company engaged in further discussions with the MDPA USAO and representatives of the Asset Forfeiture and Money Laundering Section, or AFMLS, of the Criminal Division of the U.S. Department of Justice, or the US DOJ.

Also as previously disclosed, in January 2012, meetings were held between representatives of the Company, the MDPA USAO and the Criminal Division of the US DOJ to discuss the investigation. During the course of these discussions, the Company was advised that consideration was being given to a range of possible outcomes, including the seeking of criminal penalties against the Company. On March 19, 2012, the Company entered into a tolling agreement with the MDPA USAO and AFMLS that tolled the statute of limitations applicable to any criminal proceedings that the government might later initiate to include the period from March 23, 2012 through and including December 31, 2012.

On March 9, 2012 and May 4, 2012, respectively, the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012. [***]1 Based on the facts and circumstances then known to the Company (including the status of the ongoing discussions with, and the ongoing

[1]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

FOIA Confidential Treatment Requested by MoneyGram International, Inc. Pursuant to 17 CFR 200.83 – Page 3

Mr. Stephen Krikorian, Securities and Exchange Commission

September 26, 2012

investigation by, the MDPA USAO and US DOJ, the continuing provision by the Company of information to government representatives in connection with the investigation, the uncertainty regarding the specific potential criminal and/or civil charges (if any) and the level of culpability that may be applied to the Company, and the Company’s continued cooperation with government representatives regarding the investigation as well as the potential benefit to the Company that may result therefrom), the Company did not believe for purposes of FASB Accounting Standards Codification Subtopic 450-20 that (i) any loss contingency related to this matter was both probable and reasonably estimable and (ii) a reasonable estimate of possible loss, or range of possible loss, could be made.

[***]2

On August 9, 2012, the Company filed its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012. [***]3 The Company determined that, in view of the foregoing circumstances ([***]4) and the information then known to the Company, a loss arising from this matter was probable, and that financial payments by the Company in connection with such loss were estimated to be not less than $30.0 million, although the Company was not able to reasonably estimate the upper end of the potential range of any such loss as of such dates. As a result, the Company determined that it was appropriate as of such dates to record an accrual of $30.0 million with respect to this matter in accordance with FASB Accounting Standards Codification Subtopic 450-20.

The Company continues to engage in discussions with MDPA USAO and USDOJ regarding this matter.

In response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[2]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

[3]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

[4]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

FOIA Confidential Treatment Requested by MoneyGram International, Inc. Pursuant to 17 CFR 200.83 – Page 4

Mr. Stephen Krikorian, Securities and Exchange Commission

September 26, 2012

We trust this letter is fully responsive to your comments. Please do not hesitate to contact me at 214-999-7621 if you require additional information to respond to your comments.

Sincerely,

/s/ David B. Brown

David B. Brown

Senior Vice President and Chief Accounting Officer

of MoneyGram International, Inc.

cc:	Pamela Patsley, Chairman and Chief Executive Officer
Francis Aaron Henry, Executive Vice President and General Counsel

FOIA Confidential Treatment Requested by MoneyGram International, Inc. Pursuant to 17 CFR 200.83 – Page 5